FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

April 13, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on April 13, 2010.

Item 4.

Summary of Material Change

                        CanAlaska Uranium Reports Preliminary Cree East Project Drilling Results

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, April 13th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to report preliminary information from the winter drill program at the Cree East project (“Project”).  The Project is located in the southwestern region of the Athabasca Basin, Saskatchewan.  Exploration at the Project is being funded by a consortium of Korean companies comprising Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd. (“Korean Consortium”) under a Cdn$19 million option to acquire a 50% ownership interest in the Project.  The Company recently received Cdn$4.12 million in funding from the Korean Consortium to support 2010 exploration.  The Korean Consortium presently holds a 40.6% ownership interest in the partnership, having contributed a total of Cdn$12.6 million in investment funding.

CanAlaska Korea Uranium Ltd.
2010 Drilling
Denison
Millenium Deposit
Areva
Cameco
Key Lake Mine
NWT
Athabasca Basin
Project Location
Alberta
Saskatchewan
Manitoba
Legend
Uranium Deposits
Cree East Claims
Other CanAlaska Claims
Other Mineral Dispositions
Roads
0
3.75
7.5
15
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Location Map 2010
UTM NAD 83, Zone 13 NTS: 74G08
Scale: 1: 300 000
Fig No: 1
Date: Apr 8, 2010 Author: TMS
CRE nr 04 08 2010

In 2009, the Korean Consortium planned for an enhanced 2010 exploration program of $5.8 million, divided into winter and summer programs.  Logistical considerations allowed four zones (Zones A, D, G and I) to be targeted for 2010 winter drilling.  Abnormally warm weather conditions only allowed for fourteen drill holes to be completed in February and March 2010, and priority was given based on accessibility.

Initial information from the winter drill program indicates four areas of basement faulting, hydrothermal alteration, and radioactivity, consistent with Athabasca uranium deposit models.  At the commencement of the program, ten separate target zones had been defined by airborne and ground geophysics, along a 5 kilometre trend.  Locally, these features exhibited strong electromagnetic responses.  The first test drilling in 2008 and 2009 yielded detailed hydrothermal clays, anomalous geochemical response in the sandstone, and local uranium mineralization associated with these systems.  The latest Winter 2010 drilling has strongly enhanced the potential for uranium mineralization at Zones A, G and I.

The Company is currently awaiting laboratory assay results from drill core zones with high radiometric counts, as well as the results of the trace element geochemistry for these and surrounding drill holes.

106°15'0"W
422000
424000
426000
428000
430000
6366000
6364000
6362000
6360000
6358000
6356000
57°22'30"N
Cree Lake
Map Area
C r e e L a k e
CRE032
CRE035
CRE038
CRE037
CRE041
ZONE A
CRE040
CRE042
ZONE I
ZONE K
ZONE C
CRE036
CRE039
CRE034
ZONE D
ZONE J
ZONE E
ZONE F
CRE043
CRE030
CRE029
CRE033
ZONE H
ZONE G
Legend
2010 Drill Holes
2008-2009 Drill Holes
Winter Drilling
0
0.5
1
2
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Location of Drill Holes and Zones
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 50 000
Fig No: 2
Date: Apr 8, 2010
Drawn by: TMS/AS
CRE nr 04 08 2010

Based on the preliminary Winter 2010 results, Zone A warrants additional drilling in the summer of 2010 to precisely test the East-West structural trends, and the associated large fault uplifts (over 50 metres vertical).  These fault zones are normally the location of uranium mineralization in typical Athabasca uranium mineralizing environments.  Zones G and H are also planned for drill testing during the summer program.  Due to their waterborne locations, Zones C, D, and the strong target developed at Zone I will be scheduled for winter drilling in 2011.

Initial Summary of Drilling Results:

Of the four target zones which were drilled this winter, (A, D, G and I), only Zones A and D had been previously drill-tested.

Zone G Target

Zone G is associated with a broad, strong VTEM conductor, on which six historical (1981) drill holes located across the trend to the north  demonstrated positive results.  The 2010 drilling of Zone G consisted of four new drill holes, which were designed to be part of a 1.4 kilometre long fence running across the anomaly.

426400
426600
426800
427000
427200
427400
6363800
6363600
6363400
6363200
6363000
6362800
6362600
B Section
Fault Vertical Offset over 50 metres
CRE038
U3O8
CRE032
CRE035
CRE009
CRE008
CRE015
CRE013
CRE037
ZONE A
CRE012
CRE041
Fault Vertical Offset over 50 metres
CRE018
CRE016
S
N
B'
B
3D View Of Unconformity
CRE001
CRE002
CRE010
Fault Vertical Offset over 30 metres
CRE028
Fault Vertical Offset 10 metres
CRE040
CRE042
B' Section
Legend
U3O8-see text
Intermittent Hematization
Major Faults
Drill Hole
Scale
0 50 100 200
Metres
CanAlaska Uranium Ltd.
Cree East Project
Drill Holes, Faults and Alteration
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 6000
Fig No: 3
Date: Apr 9, 2010
Drawn by: AS
CRE nr 04 12 2010

The most successful of the four drill holes is drill hole CRE043 at Zone G (see Figure 2).  This hole exhibited several zones of strong fracturation and bleaching in the sandstone over 97.5 metres (from 231 metres to the unconformity at 328.5 metres).  At this location, the basement rocks also gave indications of uranium mineralization at 402 metres (maximum of 2,224 counts per second on probe), this equates to a radiometric grade of 2.15 metres @ 0.024 eU1.  CRE043 also exhibited hematite alteration to 431 metres depth.  This particular Zone G location represents a priority target for follow-up summer 2010 drilling.

Zone I Target

Zone I is located between two previously-drilled areas, Zones A and C.  Both of these previously-defined zones gave very positive results, with large clay alteration halos and anomalous uranium geochemical halos in previous drilling.  The target at Zone I is located near an important East-West offset off the strong regional basement magnetic high detected by the airborne geophysical survey.  Drill holes CRE040 and CRE042 tested this target.  The holes are 100 metres apart on a NW-SE fence.  Each hole intercepted extensive broken and clay altered ground in the overlying sandstone.  There are altered basement rocks in both holes, with drill hole CRE042 indicating a 10 metre basement offset at the unconformity.  CRE040 intersected graphitic basement, which is typically a favourable host for uranium mineralization.  The sandstone was strongly fractured and altered down to 120 metres.  Uranium mineralization occurs in drill hole CRE040 just above the unconformity (maximum of 5,068 cps on probe; equating to a radiometric grade of 0.75 metre @ 0.093 % eU1)

Drill hole CRE042 at Zone I shows the similar zones of fracturation and alteration (hematization, bleaching, and desilicification) with rotated blocks in the overlying sandstone, caused by dissolution.  This is similar to drill hole CRE040, but this drill hole did not intersect uranium mineralization.     The area between these two drill holes and to the NW will require additional drilling in winter 2011 to follow-up the mineralization intersected in drill hole CRE040.

The drilling at Zone D consisted of three new drill holes.  It confirmed the location of a West-East 35 metre basement offset.  The eastern most drill hole (CRE034) is strongly hematite-altered to the end of the hole.  This hematite alteration extends 120 metres into the basement, indicating the presence of strong hydrothermal alteration associated with the fault displacement.  Down-hole geophysics data suggests a conductive target NE of this drill hole.  This location will require winter conditions for further development.

Zone A Target

Zone A showed the most promise for new discovery.  Drilling in the winter of 2010 confirmed the general structural pattern to the deformation in the basement rocks and emphasized the relative importance of each structure.  A very large basement offset in excess of 50 metres (over 160 feet), along a significant East-West trend has been defined between drill holes CRE008 and CRE016 & 018 (See Figures 3 & 4) and appears to be a very significant target.

B
B'
CRE035
CRE008
CRE009
CRE016
CRE002
CRE001
CRE028
CRE018
400 m a.s.l.
200 m a.s.l.
0 m a.s.l.
Sandstone MFc
Sandstone MFb
Unconformity
Basement
U_3O_8
?
?
Major fault uplift at unconformity with increased uranium and hematization
Legend
Gamma Probe
U_3O_8-see text
Intermittent Hematization
Major Faults
Drill Hole
Scale
0 50 100 200
Metres
S
N
B'
B
3D View Of Unconformity
CanAlaska Uranium Ltd.
Cree East Project
Cross Section B - B' (Area A)
Basement & sandstone, faults, offsets, hematization and probing data
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 6 000
Fig No: 4
Date: Apr 9, 2010
Drawn by: AS
CRE nr 04 12 2010

The main geological features of interest within Zone A are as follows:

•

Two sets of fault directions:

o

NW-SE, parallel to a major magnetic lineament; and

o

EW or WSW-ENE with the larger offsets (60 to 70 metres)

•

Two types of structural basement breccia:

o

Related to a quartzite bearing silicate iron formation with abundant hematization and occasional uranium mineralisation ( In drill hole CRE035; analysis of the probe counts indicate 0.5 metres @ 0.083 % eU1 )

o

Related to faulting in a graphitic hematized, clay altered calc-silicate-pelite assemblage ( as seen in drill holes CRE008, 009, and 012) along the East-West structure.

•

Strong brecciation in the overlying sandstone column in drill holes CRE001 and CRE002 suggesting the presence of a second East-West structure.

•

Strong geochemical anomaly, and as indicated by results of down-hole probing of CRE032~~,~~ correspond to a radiometric grade of 40 ppm eU1 in the sandstone.  This zone is 40 metres above the unconformity, indicating a strong up-flow from the mineralizing event.

After reviewing the preliminary winter 2010 drilling results from the Project, President Peter Dasler commented, ``the multiple targets, which were identified from the airborne surveys on the Cree East project, have now been narrowed to a series of interpretable geological features.  These show all of the characteristics of typical Athabasca uranium deposits.  The very large fault displacements are likely to host the central portion of each of the postulated mineralizing events.  The traces of uranium mineralization in the overlying sandstone, as well in basement drill intercepts, indicate uranium mineralization in the hydrothermal systems.  It is very exciting that we now have enough detailed information of the targets to confidently drill test these central cores during the planned summer exploration program.”

Note 1. - In this news release ``Equivalent uranium grades`` (eU) have been calculated using a dead-time correction and K factor specific to each natural gamma probe based on calibration runs in the Saskatchewan Research Council test pits.  Equivalent uranium grade assumes that in these mineralized intersections, the radioactivity is produced by uranium and that there are only negligible amounts of other radioactive elements present.

The Qualified Person for this news release is Peter G. Dasler, P. Geo.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 13th day of April 2010.